UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-10253

TCF FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

200 Lake Street East, Mail Code EX0-03-A, Wayzata, MN 55391-1693
(800) 867-9757
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Common Stock, $0.01 par value per share
Depositary Shares, each representing 1/1,000th interest in a share of 5.70% Series C Non-Cumulative Perpetual Preferred Stock
6.45% Series B Non-Cumulative Perpetual Preferred Stock
Depositary Shares, each representing 1/1,000th interest in a share of 7.50% Series A Non-Cumulative Perpetual Preferred Stock
Preferred Share Purchase Rights
10.75% Junior Subordinated Notes, Series I of TCF Capital I
Warrants (expiring November 14, 2018)
7 ¼% Convertible Subordinated Debentures Due 2011
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)    ☒
Rule 12g-4(a)(2)    ☐
Rule 12h-3(b)(1)(i)    ☒
Rule 12h-3(b)(1)(ii)    ☐
Rule 15d-6        ☐
Rule 15d-22(b)        ☐

Title of each class of securities covered by this Form:	Approximate number of holders of record as of the certification or notice date:
Common Stock, $0.01 par value per share	zero holders(1)
Depositary Shares, each representing 1/1,000th interest in a share of 5.70% Series C Non-Cumulative Perpetual Preferred Stock	zero holders(1)
6.45% Series B Non-Cumulative Perpetual Preferred Stock	zero holders
Depositary Shares, each representing 1/1,000th interest in a share of 7.50% Series A Non-Cumulative Perpetual Preferred Stock	zero holders
Preferred Share Purchase Rights	zero holders
10.75% Junior Subordinated Notes, Series I of TCF Capital I	zero holders
Warrants (expiring November 14, 2018)	zero holders
7 ¼% Convertible Subordinated Debentures Due 2011	zero holders

(1)
Effective August 1, 2019, TCF Financial Corporation, a Delaware corporation (the “Registrant”), was merged with and into Chemical Financial Corporation, a Michigan corporation (“Chemical”), with Chemical surviving the merger and changing its name to “TCF Financial Corporation.” Accordingly, as of the date hereof, there are no holders of record of any of the Registrant’s classes of securities.

Pursuant to the requirements of the Securities Exchange Act of 1934, TCF Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 16, 2019

TCF Financial Corporation, a Michigan corporation As successor by merger to TCF Financial Corporation, a Delaware corporation

By:	/s/ Craig R. Dahl
Name:	Craig R. Dahl
Title:	Chief Executive Officer and President